NO ACT

PE
12-08-08

DIVISION OF
CORPORATION FINANCE

[redacted]

09001004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

January 6, 2009

Received SEC
JAN 0 6 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-6-09

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W
Washington, DC 20036-5306

Re: General Electric Company
Incoming letter dated December 8, 2008

Dear Mr. Mueller:

This is in response to your letter dated December 8, 2008 concerning the shareholder proposal submitted to GE by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

PROCESSED
JAN 2 6 2009
THOMSON REUTERS

January 6, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 8, 2008

The proposal requests the board to adopt a policy to ensure that a director who receives greater than 25% withheld votes in a director election will not serve on key board committees for two years after the annual meeting.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(3). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Philip Rothenberg
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

RECEIVED
2008 DEC -9 PM 3:46
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 8, 2008

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareowner Proposal of Gerald R. Armstrong*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareowners (collectively, the "2009 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from Gerald R. Armstrong (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> That the shareholders of GENERAL ELECTRIC COMPANY request its Board to take the steps necessary to adopt a formal policy to ensure that any Director who receives more than 25% in withheld votes (based on 'FOR' and 'Withheld' votes in the election of Directors, will not serve on any key board committee (audit, nomination, and executive compensation) for two years after such annual meeting, and such policy will take effect as soon after the annual meeting where the director receives the dismal 25% withheld vote.
>
> This proposal will require our board to find replacement directors for these key committee positions as soon as possible, and, if replacements are needed, given that the key committees have as many as seven members. In the unlikely event that there would be two or more such directors after an annual meeting, the board could elect to apply this provision to the two directors who received the poorest votes.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is false and misleading in violation of Rule 14a-9.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(3) Because It Is Materially False or Misleading.

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a shareowner proposal if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), the Staff asserted that exclusion under Rule 14a-8(i)(3) may be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading." The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of shareowner proposals that contain statements that are false or misleading. *See, e.g., Wal-Mart Stores, Inc.* (avail Apr. 2, 2001) (concurring in the exclusion of a proposal to remove "all genetically engineered crops, organisms or products" because the text of the proposal misleadingly implied that it related only to the sale of food products); *McDonald's Corp.* (avail. Mar. 13, 2001) (granting no-action relief because the proposal to adopt "SA 8000 Social Accountability Standards" did not accurately describe the standards).

The Proposal's repeated references to "withheld" votes renders the Proposal excludable under Rule 14a-8(i)(3) because it falsely asserts that the Company offers shareowners the opportunity to withhold votes from director candidates on its proxy card. Pursuant to Section 6 of the Company's Certificate of Incorporation, except in the case of contested elections, the Company's shareowners elect directors by "the affirmative vote of a majority of the votes cast in favor of or against the election of a nominee." Accordingly, because the Company's Certificate of Incorporation establishes a majority voting standard for the election of directors in uncontested elections, the Company's proxy card offers shareowners the option to vote "for," "against" or "abstain" with respect to each director candidate. *See* Exhibit B for a copy of the proxy card for the Company's 2008 Annual Meeting of Shareowners. In contrast, under plurality voting, nominees for director who receive the greatest number of favorable votes are elected. Under a plurality voting system, shareowners are provided the option to vote "for" or "withhold" with respect to each director candidate. Thus, the Proposal's request that the Company adopt a policy based on the underlying assertion, that the Company has plurality voting and allows shareowners to "withhold" votes when in fact the Company has majority voting and does not have a mechanism for shareowners to "withhold" votes in the typical election, is false and misleading.[1]

The Proposal is comparable to other proposals the Staff has concurred are excludable under Rule 14a-8(i)(3). For example, in *Johnson & Johnson* (avail. Jan. 31, 2007), the Staff considered a shareowner proposal asking the company's board to adopt a policy that shareowners be given the opportunity to vote on an advisory management resolution to approve

---

[1] In addition, in those rare circumstances when plurality voting is utilized, the Proposal raises many ambiguities as to how it would be applied. For example, if a director received the specified number of withheld votes, would that disqualify him from serving on key committees until there was next a contested election in which withhold votes are available, or only until the next annual meeting at which he is re-elected under the majority voting standard.

the compensation committee report in the proxy statement. The proposal at issue implied that shareowners would be voting on the company's executive compensation policies, however, under recently amended Commission rules, the compensation committee report would no longer contain that information. Accordingly, the Staff concurred that the proposal was materially false or misleading and concurred in the exclusion of the proposal under Rule 14a-8(i)(3). *See also WellPoint Inc.* (avail. Feb. 12, 2007) (same); *Sara Lee Corp.* (avail. Sept. 11, 2006) (same); *Duke Energy Corp.* (avail. Feb. 8, 2002) (permitting exclusion under Rule 14a-8(i)(3) of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur" because the company had no nominating committee); *General Magic, Inc.* (avail. May 1, 2000) (permitting exclusion under Rule 14a-8(i)(3) as false and misleading of a proposal that requested the company "make no more false statements" to its shareowners because the proposal created the false impression that the company tolerated dishonest behavior by its employees when in fact, the company had corporate policies to the contrary).

As discussed above, the Proposal's repeated references to "withheld" votes is based on the false implication that the Company routinely allows for a plurality voting system and offers shareowners the opportunity to "withhold" votes from director candidates, even though the Company uses majority voting and therefore provides shareowners the opportunity to vote "for," "against" or "abstain" with respect to director candidates. In sum, the Proposal requests that the Company implement a policy that is based on a voting system that the Company does not have and on "withhold" votes that the Company does not offer on its proxy card. Therefore, consistent with the precedent cited above, the Company requests the Staff's concurrence that it may omit the Proposal under Rule 14a-8(i)(3) because implementation of the Proposal would result in the 2009 Proxy Materials being false and misleading in violation of Rule 14a-9.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Craig T. Beazer, the Company's Counsel, Corporate & Securities, at (203) 373-2465.

Sincerely,

Ronald O. Mueller

ROM/klc
Enclosures

cc: Craig T. Beazer, General Electric Company
Gerald R. Armstrong

100564187_6.DOC

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

November 6, 2008

RECEIVED

NOV 07 2008

B. B. DENNISTON III

Brackett B. Denniston, III, Secretary
GENERAL ELECTRIC COMPANY
3135 Easton Turnpike
Fairfield, Connecticut 06828

Greetings

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of GENERAL ELECTRIC COMPANY, at the coming annual meeting in 2009, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 432 shares, shares owned in my own name and shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** ; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

I have two shareholder accounts--one under the name of Gerald R. Armstrong and the other under the name of Gerald Ralph Armstrong.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, Shareholder

Express Mail No. EH 536777489

RESOLUTION

That the shareholders of GENERAL ELECTRIC COMPANY request its Board to take the steps necessary to adopt a formal policy to ensure that any Director who receives more than 25% in withheld votes (based on "FOR" and "Withheld" votes in the election of Directors, will not serve on any key board committee (audit, nomination, and executive compensation) for two years after such annual meeting, and such policy will take effect as soon after the annual meeting where the director receives the dismal 25% withheld vote.

This proposal will require our board to find replacement directors for these key committee positions as soon as possible, and, if replacements are needed, given that the key committees have as many as seven members. In the unlikely event that there would be two or more such directors after an annual meeting, the board could elect to apply this provision to the two directors who received the poorest votes.

STATEMENT

Claudio Gonzalez received 30% in withheld votes yet was allowed to continue to serve on our audit, nomination, and executive compensation committees.

Shareholders expressed their significant displeasure with this director and the board allows him key governance assignments. This indicates that our board does not respect our "withheld" votes.

There is no reason--now, or in the future--to have a director who received 30% in withheld votes serve on committees at the same time when the choice for these positions could be among the twelve directors who received only 2% in withheld votes.

Please vote "FOR" this proposal to encourage our directors to respond positively to our votes.

EXHIBIT B

GE Annual Meeting

VOTE BY INTERNET, TELEPHONE OR MAIL
24 Hours a Day, 7 Days a Week

INTERNET https://www.proxypush.com/ge	OR	TELEPHONE 1-866-430-8263	OR	MAIL

- Go to the website address listed above.
- **Have your proxy form ready.**
- Follow the instructions that appear on your computer screen.

- Use any touch-tone telephone.
- **Have your proxy form ready.**
- Follow the recorded instructions.

- Mark, sign and date your proxy form.
- Detach your proxy form.
- Return your proxy form in the postage-paid envelope provided.

IMPORTANT VOTING INFORMATION

Use the Internet or Call Toll-Free to vote:
https://www.proxypush.com/ge
1-866-430-8263

- Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your Proxy Form.
- Electronic Access: If you wish to access all future Annual Reports and Proxy Statements via the Internet as they become available, please consent by marking the appropriate box on the reverse side. This consent will remain in effect until you notify GE by mail that you wish to resume mail delivery of the Annual Report and Proxy Statement.

GE's Proxy Statement is available at www.ge.com/proxy08 and the Annual Report is available at www.ge.com/annual07.

☐ ▼ DETACH PROXY FORM HERE IF YOU ARE NOT VOTING BY INTERNET OR TELEPHONE ▼

The Board of Directors recommends vote "For" all the nominees listed and "For" the ratification of KPMG.

A. Election of Directors	FOR	AGAINST	ABSTAIN
1. James I. Cash, Jr.	☐	☐	☐
2. Sir William M. Castell	☐	☐	☐
3. Ann M. Fudge	☐	☐	☐
4. Claudio X. Gonzalez	☐	☐	☐
5. Susan Hockfield	☐	☐	☐
6. Jeffrey R. Immelt	☐	☐	☐
7. Andrea Jung	☐	☐	☐
8. Alan G. (A.G.) Lafley	☐	☐	☐
9. Robert W. Lane	☐	☐	☐
10. Ralph S. Larsen	☐	☐	☐
11. Rochelle B. Lazarus	☐	☐	☐
12. James J. Mulva	☐	☐	☐
13. Sam Nunn	☐	☐	☐
14. Roger S. Penske	☐	☐	☐
15. Robert J. Swieringa	☐	☐	☐
16. Douglas A. Warner III	☐	☐	☐
B. Ratification of KPMG	☐	☐	☐

The Board of Directors recommends a vote "AGAINST" shareowner proposals 1 through 7.

	FOR	AGAINST	ABSTAIN
1. Cumulative Voting	☐	☐	☐
2. Separate the Roles of CEO and Chairman	☐	☐	☐
3. Recoup Unearned Management Bonuses	☐	☐	☐
4. Curb Over-Extended Directors	☐	☐	☐
5. Report on Charitable Contributions	☐	☐	☐
6. Global Warming Report	☐	☐	☐
7. Advisory Vote on Executive Compensation	☐	☐	☐

SCAN LINE

(When signing as attorney, executor, administrator, trustee or guardian, give full title. If more than one trustee, all should sign.)

Date Shareowner sign here Co-Owner sign here

END